APPENDIX A

~~July 13, 2016~~August 24, 2018

~~Alcobra Ltd.~~Arcturus Therapeutics Ltd.

(Hereinafter: the “Company”)

Amended and Restated Compensation Policy for
Company Office Holders

(Hereinafter: the “Policy” and/or the “Compensation Policy”)

1.	The Objective of the Document

The objective of this document is to define and describe the Company and its subsidiaries’~~s~~ Office Holder compensation policy as required by Amendment No. 20 to the Israeli Companies Law – 1999 (hereinafter: “Amendment 20” and the “Companies Law”, respectively).

It is emphasized that this Compensation Policy does not grant rights to the Company’s office holders, and the adoption of this Compensation Policy in itself does not grant the right to any office holder of the Company to receive any of the compensation components described herein. The compensation amounts and components that an office holder will be entitled to receive will be only those that are specifically approved for the office holder by the Company’s authorized bodies, and subject to the provisions of any applicable law.

The compensation amounts and components detailed in the Policy, represent the maximum limit of compensation that an Office Holder of the Company can be awarded with. If an office holder should receive compensation that is less than the compensation contemplated in this Compensation Policy, this will not be considered a deviation or exception from this policy, and thus shall not require receiving approval of the general shareholders’ meeting that would otherwise be required for approving terms of service and employment that deviate from the compensation policy.

The Compensation Policy will apply to compensation approved as from the date of adoption of the policy by the Company’s general shareholders’ meeting.

The masculine form is used in this policy for convenience purposes only and it refers to both women and men equally.

The Compensation Policy is applicable on the Company and its subsidiaries (the Company and its subsidiaries shall be referred to hereinafter together as the “Company”).

2.	Definitions

“Advance Notice Period”	The period after which the termination or the end of service agreement will become effective.

“Board”	The Board of Directors of the Company.

“Equity-based Payment”	Options, restricted shares, restricted stock units (RSU) and any other equity based payments settled with the Company’s shares.

“Fixed Component”	Payments in respect to employment or services that are provided, that does not depend on variables that are unknown at the time that the payment is determined. This component includes salary, pension, severance pay, annual paid vacation, loss-of-work-capacity insurance, employer ~~National Insurance~~FICA and Social Security and any other required tax withholdings, COBRA contributions, signing bonus and tax gross-ups.

“Office Holder”	Defined in the ~~Israeli~~ Companies Law, as may be amended from time to time and correct as to the adoption date of this Policy – Chairman of the Board, Directors, CEO, Deputy General Manager, Chief Officers, any person performing such function in the Company even if under a different title and managers directly subordinate to the CEO.

“Senior Staff”	The Company’s Chief Officers and those performing management functions directly subordinate to the CEO.

“Severance Grants”	Payment or any other benefit awarded to an office holder in relation to the termination of his position at the Company. These payments do not relate to severance payments required by applicable law.

“Variable Component”	Payments that depend on variables that are unknown at the time that the payment is determined. This component includes annual bonus, special cash incentives (including special bonus), options and equity-based payments that are performance based.

3.	Background

On December 12, 2012, Amendment 20, which sets forth obligations with respect to the adoption of a compensation policy for office holders in Israeli public companies or private companies which issued bonds to the public entered into effect.

Pursuant to the Companies Law, this Compensation Policy (and any amendment to it) will be brought to the approval of our shareholders and, once adopted, and unless determined otherwise by our Board ~~of Directors~~, shall serve as our Compensation Policy for the three years period commencing as of its adoption by our shareholders.

4.	The Objective of the Compensation Policy

The purpose of the proposed Compensation Policy is to help in achieving the goals and work plans of the Company, including for the long term, by:

4.1.	Creating a reasonable and appropriate set of incentives for the Company’s Office Holders while taking into consideration, inter alia, the Company’s characteristics, business activity, risk management policy and work relations.

4.2.	Providing the tools necessary for recruiting, motivating and retaining talented and skilled Office Holders in the Company, who will be able to contribute to the Company and maximize its profits over the long-term.

4.3.	Putting an emphasis on performance based compensation, and tying the office holders to the Company and its performance, by matching the Office Holders’ compensation to their contribution to achieving the Company’s goals and maximizing its profits, from a long-term point of view and with consideration of their position.

4.4.	Creating proper balance between the various compensation components (such as fixed versus variable components and short-term versus long-term).

The combination of the various compensation components described in this document is intended to create a balance and appropriate ratio between fixed compensation and variable compensation so as to create a performance based compensation system that promotes the Company’s goals and corresponds with its risk management policy.

5.	Parameters for Examining the Compensation terms

Presented hereunder are the parameters that will be considered by the Company when examining the compensation terms of the Company’s office holders:

5.1.	The Office Holder’s education, skills, expertise, professional experience and achievements.

5.2.	The Office Holder’s position and level of responsibility and previous employment agreements.

5.3.	The Office Holder’s contribution to the Company’s performance, profits and stability.

5.4.	The level of responsibility borne by the Office Holder due to his position in the Company.

5.5.	The need of the Company to retain the Office Holder in view of the Office Holder’s special skills, knowledge and/or expertise.

5.6.	The ratio between the Fixed Components and the Variable Components of such compensation terms and its compatibility with this Compensation Policy.

6.	Ratio between the Office Holders’ Compensation and Compensation of other Company Employees

When determining the compensation terms of the Company’s office holders, one of the aspects that will be examined is the ratio between the terms of service of each one of the Company’s Office Holders and the average and median cost of employment of the Company’s employees (including contract workers) and such ratio’s effect on work relations in the Company, all as further detailed in the Companies Law. In the course of ~~preparing the Compensation Policy described hereunder~~determining compensation, the Compensation Committee and Board ~~of Directors examined~~will consider the ratio between the total compensation of Office Holders that derives from the adoption of this policy and the average and median cost of employment of the Company’s employees. ~~The Compensation Committee and Board of Directors determined that these ratios are reasonable and are not expected to have a negative effect on work relations in the Company.~~

7.	The Compensation Terms – General

7.1.	The compensation terms proposed to an Office Holder of the Company will be determined with reference to the existing compensation terms of other Company Office Holders and may take into consideration the compensation terms for Office Holders in similar positions in comparable companies (operating in a similar industry, with similar financial performance and market cap).

7.2.	The Company will be permitted to grant the Office Holders (all or part) a compensation plan that includes a salary and related benefits, commissions (for Office Holders filling certain positions), a cash award (bonus) and/or equity-based payment.

7.3.	Furthermore, the Company may provide arrangements for the termination of work relations, which will take into account accepted industry practice and the Company’s customary practices on this matter as detailed in Paragraph 8 hereunder.

~~7.4.~~	~~Regarding compensation paid to office holders in New Israeli Shekels, the USD:ILS conversion rate would be calculated on a monthly basis.~~

8.	The Fixed Component

8.1.	General

8.1.1.	The base salary constitutes fixed compensation the purpose of which is to compensate the Office Holder for performing his position in the Company and for performing the ongoing duties required by his job.

The base salary of the office holder will be determined in the negotiation regarding his employment with the Company, according to the parameters detailed in Paragraphs 4 and 5 above, and may take into consideration the existing salary terms of other Company office holders, as well as reference to accepted salary terms in the market and industry for Office Holders holding similar positions in comparable companies.

8.1.2.	In this document “management fees” or “salary cost” mean the Company’s cost of employment with regards to the fixed component, including related benefits as mentioned in Paragraph 8.3, including any tax or other deductions required of the Company in connection with the employment, and excluding accounting provisions in respect of past commitments and VAT.

8.1.3.	The maximum base salary and/or salary cost as detailed in this document are based on a full time position (100%) assumption. The maximum salary cost of CEO or ~~senior staff (please note that this does not include the Chairman of the Board)~~Senior Staff who is a part time employee of the Company, should be adjusted taking into consideration such partial position and its effects.

8.2.	Salary Cost

Chairman of the Board

8.2.1.	The monthly salary cost/monthly management fees of the Chairman of the Board (including related benefits as detailed in Paragraph 8.3 and excluding bonuses and equity compensation and excluding directors remuneration that the Chairman is entitled to as a director as detailed in Paragraph 12) shall not exceed US$ ~~6 thousand.~~10,000.

The Company’s CEO

8.2.2.	The monthly salary cost/monthly management fees of the CEO (including related benefits as detailed in Paragraph 8.3 and excluding bonuses and equity compensation) shall not exceed US$ ~~55 thousand.~~ 75,000.

Senior Staff

8.2.3.	The monthly salary cost/monthly management fees of each ~~senior staff~~Senior Staff officer (including related benefits as detailed in Paragraph 8.3 and excluding bonuses and equity compensation) shall not exceed US$ ~~45 thousand.~~ 60,000.

8.2.4.	Base salaries of the CEO and Senior Staff are subject to an increase that will take place ~~once every 12 months~~on an annual basis (and more frequently as needed to address changes in the market or specific events). The maximum increase of the base salary will not surpass 10% of the current base salary of the CEO or Senior Staff Officer and will not surpass the maximum salary cost as detailed above.

The Senior Staff’s increase, subject to the limitations that are mentioned above, will be approved by the Company’s CEO. In case of an increase of more than 10%, but not surpassing the maximum salary cost, it shall be approved by the Compensation Committee and the Board.

The CEO’s increase, subject to the limitations that are mentioned above, will be approved by the Compensation Committee and the Board.

All other changes in the base salary terms (and accordingly in the salary cost) of the Office Holders mentioned above will be made according to the provisions and approvals required by applicable law.

8.3.	Related Benefits

The Chairman of the Board, CEO and Senior Staff will be entitled to social benefits as provided under law. In addition, their salary package can include additional benefits, such as a car (including grossing up the related tax), an annual paid vacation that is longer than ~~that prescribed in the~~provided by any applicable law, health insurance, reimbursement of expenses, retirement contributions, insurance benefits, etc. These benefits will be as implemented by the Company on the date of approving the compensation policy, and may be examined from time to time and be adjusted by the compensation committee subject to such approvals as required by applicable law.

8.4.	Sign-on bonus

CEO and ~~senior staff~~Senior Staff may be eligible, in connection with their nomination, to receive a sign-on bonus, at the discretion of the Compensation Committee and the Board ~~of Directors~~, which shall not exceed 3 monthly salaries (on a base salary basis). Signing bonus, as to be granted to the office holder, shall be considered as part of the fixed components, given that is not contingent on achieving goals.

9.	Advance Notice and Severance Terms

9.1.	Advance Notice

9.1.1.	The advance notice period for termination of employment will be determined on an individual basis with CEO, each ~~senior staff~~Senior Staff members and the Chairman of the Board, with reference to the parameters detailed in Paragraph 5 above and to the advance notice periods prescribed in employment agreements of the other office holders and the advance notice periods accepted in the market and industry for Office Holders holding similar positions.

9.1.2.	As regards to ~~senior staff~~Senior Staff who on the date of approving the compensation policy have personal employment agreements that refer to the advance notice period, there will be no change in this period as provided in their employment agreements. In any event, the advance notice period of each ~~senior staff~~Senior Staff, CEO and the Chairman of the Board are limited to 3 months.

9.2.	Severance Grants

9.2.1.	The ~~Company’s~~ Board ~~of Directors~~ will be permitted to approve compensation terms which include award of Severance Grants as indicated hereunder.

9.2.2.	The entitlement to a Severance Grant, in terms of CEO and the Senior Staff monthly salaries, shall not exceed ~~12~~36 monthly salaries (on a base salary basis) and payment of COBRA group health insurance premiums for him and his eligible dependents, if applicable, for a period that shall not exceed 18 months.

9.2.3.	The Severance Grants will be discussed by the Compensation Committee that will provide its recommendation to the Board ~~of Directors~~, both of which will consider the following:

•	The office Holder is employed or provides services to the Company for at least ~~two years~~one year.

•	Throughout his period of employment the Office Holder has made a significant contribution to advancing the Company’s business.

•	The Office Holder is not leaving the Company’s employment under circumstances justifying the non-payment of severance pay and upon termination of employment the Office Holder shall have entered into a general release agreement, where he releases the Company from all claims.

•	The Company’s CEO (or Chairman of the Board in the event of the CEO retiring) recommendation regarding payment of a severance grant.

•	The compensation terms awarded to such Office Holder throughout the terms of employment or services.

•	The Company’s performance throughout the terms of office holder’s employment or services.

10.	The Variable Component

10.1.	The annual cash bonus (hereinafter: “bonus”)

10.1.1.	The Company is permitted to grant a bonus to the CEO and Senior Staff as part of their compensation package.

10.1.2.	The entitlement to a bonus will be determined according to measureable criteria (hereinafter: the “measureable bonus”) and qualitative criteria (hereinafter: the “discretionary component”).

10.1.3.	Unless otherwise approved by the Compensation Committee, CEO or Senior Staff who has worked for the Company or any of its Subsidiaries for less than one full calendar year and at least 4 months during the calendar year will be entitled to a proportionate annual bonus according to his period of employment, insofar as he is entitled to a bonus.

10.1.4.	The measurable bonus shall be composed of general measureable parameters based on the Company’s performance (hereinafter: the “company parameters”) and specific measureable parameters tailored for the CEO and each of ~~senior staff~~Senior Staff of the Company (hereinafter: the “specific parameters”).

10.1.5.	The company parameters’ weight of the total measurable bonus will be at least ~~30~~20%.

10.1.6.	The company parameters will be established and approved by the Board ~~of Directors~~ for each applicable year, and may include (without limitation), inter alia:

•	The initiation or completion of clinical trials.

•	The completion of an in-license or an out-license deal.

•	The execution of commercial cooperation deals.

•	The approval to market a new product.

•	The commencement of a revenue stream.

•	The realization of expense budget targets or cash Flow.

10.1.7.	The specific parameters for the ~~senior staff~~Senior Staff will be determined by the CEO, and the parameters for the CEO will be determined by the Chairman of the Board and the Compensation Committee.

10.1.8.	The parameters (~~company~~Company and specific) and their weights for each of the relevant Office Holder will be determined ~~for each applicable half a year, no later than 60 days after the beginning of the half~~in advance and at least annually at such times as the Compensation Committee determines to be appropriate. These parameters will be based on the company’s strategic business plan objectives, and each Office Holder main responsibilities and contribution for achieving this objectives during the following year. For the avoidance of any doubt, the parameters will be reviewed and determined ~~each half a year~~at least annually, however the bonus payment will be made annually.

Measurable Bonus Amounts

10.1.9.	The maximum measurable bonus is limited as follows:

Position	CEO	Senior Staff
Maximum measurable bonus (on a monthly base salary basis)	8	6

The Discretionary Component Bonus (For the CEO and Senior Staff)

10.1.10.	The CEO and each ~~senior staff~~Senior Staff will be entitled to ~~an annual~~a bonus that will be approved by the Compensation Committee, while taking into consideration their performance in that year. The criteria that will be used to determine the eligibility to a bonus in respect to this component will include, inter alia:

•	The superior’s evaluation of the personal contribution to the Company’s performance, achieving its objectives.

•	The superior’s evaluation of the quality of the performance.

•	A material change in the duties.

•	Compliance with internal procedures, legal and/or regulatory objectives.

•	The office holder’s level of responsibility.

10.1.11.	The discretionary component bonus shall not exceed ~~2~~3 monthly salaries (on a base salary basis). This limitation does not apply to the Senior Staff (excluding the CEO). The total annual bonus (the measurable bonus and the discretionary component bonus) shall not exceed the amounts mentioned in section ~~10.1.8~~10.1.9 above.

Bonus Adjustments

10.1.12.	After receiving the compensation committee’s recommendation, the ~~Company’s~~ Board ~~of Directors~~ has the authority to reduce the variable cash compensation components mentioned above in this document, at its full and exclusive discretion, if the circumstances are found to justify such a reduction.

Special Bonus

10.1.13.	In addition to the ~~annual bonus, as~~bonuses described in sections 10.1.1 – 10.1.11 above, the Compensation Committee and the Board (and the Company’s shareholders if required by applicable law) may elect upon the recommendation of the CEO (or the Compensation Committee in the case of a bonus payable to the CEO) to pay certain Senior Office Holders special cash bonuses in recognition for their exceptional contribution, over and above expectations, to key transactions and events in the Company’s lifecycle (such as in connection with clinical trials, mergers and acquisitions, security offerings, or exceeding personal commercial milestones). The maximum special cash bonus payable to a Senior Office Holder and the CEO shall not exceed 12 months’ base salary.

The Company considers payment of such special bonuses as an important tool for providing incentives for its senior Executives, especially in light of the inability to foresee all the specific grounds for payment of bonuses pursuant to the principles set forth in this compensation policy herein. Special bonuses will not be included in the calculation of the maximum annual bonus as set forth above.

~~This Section 10.1.12 shall apply so that Senior Office Holders shall be entitled to receive it, if at all, with respect to their exceptional achievements in 2015.~~

Repayment of Compensation Granted on the Basis of Incorrect Financial Information (Clawback)

10.1.14.	An office holder will be required to return to the Company any surplus amounts that he was paid as part of his employment terms, if they were paid on the basis of information that was found to be incorrect and was restated in the Company’s financial statements. It is clarified that a restatement following a change in an accounting policy or the first time adoption of an accounting policy shall not result in the Company demanding from the office holder to return bonus amounts that were paid.

10.1.15.	The amount of the surplus payments will be determined according to the difference between the amount that was actually received by the office holder and the amount that would have been received according to the amended data restated in the Company’s financial statements.

10.2.	Equity-based Payment

10.2.1.	The Company reserves the right to grant equity-based payment, according to the equity compensation plans that were and will be adopted from time to time and subject to any relevant law.

~~10.2.2.~~	~~The Company’s office holders who are Israeli citizens may be granted options to purchase its shares in accordance with the requirements of Section 102 of the Israeli Income Tax Ordinance, as may be amended from time to time.~~

10.2.2.	~~10.2.3.~~ The annual economic value of the equity-based payment will be calculated by ~~dividing~~determining the fair value of the benefit (based on financial models used for financial reporting purposes) at the grant date ~~by the number of years until the vesting of the last tranche (linear division)~~ (the “Annual Economic Value”). This value shall not exceed ~~8 monthly salaries~~US$ 3,000,000 for the CEO ~~(on a cost salary basis), 6 monthly salaries~~, US$ 2,000,000 for each existing ~~senior staff~~Senior Staff member (on a cost salary basis) and US$ ~~150,000~~1,000,000 for the Chairman of the Board.

Determination of Annual Economic Value of equity-based payment shall be made disregarding any equity based payment granted prior to the adoption of the Compensation Policy.

10.2.3.	~~10.2.4.~~ Sign-On equity-based payment - The Company reserves the right to grant an additional equity-based payment for a newly-hired ~~senior staff~~Senior Staff member that shall not exceed an Annual Economic Value of US$ ~~500,000.~~4,000,000. A period of ~~4 years~~6 months from the grant date will be required until the full vesting of such grant.

10.2.4.	~~10.2.5.~~ The Compensation committee and the ~~board of directors have~~Board has decided not to limit the benefit at the exercise date since according to its approach the matter impairs the option grant rational.

10.2.5.	~~10.2.6.~~ For each equity-based payment that does not include performance-based vesting (and other than Sign-On equity-based payment as described in section ~~10.2.4~~10.2.3), a period of at least ~~3 years~~6 months from the grant date will be required until the full vesting, and the exercise period of the first portion will be no less than ~~one year. Moreover, the Company shall be permitted to adopt a policy of annual grants with each portion vesting after at least two years~~90 days.

10.2.6.	~~10.2.7.~~ The Company has the right to define other specific performance terms (other than service period) in relation to the equity-based payment for each office holder, including specific performance-based vesting conditions (without defining specific service period).

10.2.7.	~~10.2.8.~~ Additional terms including eligibility upon termination, eligibility for accelerated vesting upon pre-defined events such as M&A or change of control events, adjustments for cash dividends, stock split, etc., will be consistent with the definitions of the equity-based compensation plans that were or will be adopted by the Company, with reference to the accepted terms in the market in regard to these plans.

11.	Ratio between the Fixed Compensation Components and the Variable Components

11.1.	The ratio between the variable components and the fixed component shall not exceed the following:

Chairman	CEO	Senior Staff[1]
~~2.5~~10	~~2.25~~9	~~2.0~~8

12.	Directors’ Remuneration ~~(Other than the Company’s Chairman of the Board)~~

12.1.	The remuneration of the Company’s external directors will be determined according to the Companies Regulations (Rules Concerning Remuneration and Expenses for an External Director) – ~~2000 (hereinafter: “the Remuneration Regulations”),~~2000, and, when permissible under applicable law, may include equity-based payment limited to an annual value of US$ ~~100,000.~~500,000.

12.2.	The Company’s non-external directors, ~~other than~~(including the Chairman of the Board ~~of Directors and any director who also serves as an officer, may receive remuneration that will be determined pursuant to the Remuneration Regulations, as if they were external directors (reference to the Remuneration Regulations is made as a benchmark reference, and not as a legal requirement).~~ ) in addition to any remuneration that the directors may be awarded for their service in other positions they serve in the Company, may receive director fees that shall not exceed the following:

_______________________

1 The ratio calculation does not take into account the theoretical maximum value of the Sign-On equity-based payment as described in section ~~10.2.4.~~10.2.3.

•	Directors’ annual remuneration fee: US$ 50,000 (the “Directors Annual Fee”).

In addition to the Directors Annual Fee, the directors may also be awarded with:

•	Directors’ annual remuneration fee for service as members of the Board sub committees: US$ 10,000, and an additional US$ 10,000 for the chairman of each of the Board sub Committees.

•	In addition, each such director may be eligible for equity-based payment limited to an annual value of US$ ~~100,000.~~400,000.

13.	Release, Indemnification and Insurance of Office Holders

13.1.	Insurance of Directors and Office Holders

Directors and office holders will be covered by a directors’ and officers’ liability insurance policy (“the Policy”) that will be acquired and maintained by the Company according to the provisions of applicable law. The Policy shall provide for limits of liability of up to US$ 100 million (per claim and in the aggregate for the insurance period), provided that the annual premium shall not exceed the higher of US$ 500,000 or 2% of the limits of liability of the Policy. By way of example, such insurance coverage may include insurance coverage with respect to specific events, such as public offerings, or with respect to periods of time following which the then existing insurance coverage may cease to apply, such as “run-off” policy.

13.2.	Release and Indemnification Letters to Directors and Office Holders

The Company may provide release and indemnification letters to the directors and office holders according to the version approved from time to time by the authorized bodies of the Company. The overall amount of the indemnification to the Office holders shall not exceed a percentage of the Company’s equity as specified in the Company’s articles (25% on the date of drafting the policy) according to the most recent financial statements issued before the actual date of paying the indemnification.